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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-10375

Alumina Limited

ABN 85 004 820 419

(Exact name of registrant as specified in its charter)

Level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006, Australia (61) 3 8699 2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares(1)

American Depositary Shares(2)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

(1)	Not for trading but only in connection with the listing of the American Depositary Shares
(2)	Evidenced by American Depositary Receipts, each American Depositary Share representing four Ordinary Shares.

PART I

Item 1. Exchange Act Reporting History

A.	Alumina Limited (“AWC”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on January 2, 1990.

B.	AWC has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

AWC securities were last sold in the United States in a registered offering under the Securities Act of 1933 on 5 December 1996.

Item 3. Foreign Listing and Primary Trading Market

A.	The primary trading market for AWC’s ordinary shares is on the Australian Securities Exchange in Australia.

B.	AWC’s ordinary shares were initially listed on the Australian Securities Exchange on December 4, 2002 under the company’s new name following a shareholder approved demerger of WMC Limited. Prior to the demerger and change of company name, the company was listed on the Australian Securities Exchange since April 6, 1979. AWC has maintained a listing of its ordinary shares on the Australian Securities Exchange for at least the 12 months preceding the filing of the Form 15-F.

C.	The percentage of trading in AWC’s ordinary shares that occurred on the Australian Securities Exchange for the 12-month period ending February 28, 2015 was 98.18%.

Item 4. Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are March 1, 2014 and February 28, 2015.

B.	The average daily trading volume of AWC’s ordinary shares and American Depositary Shares (“ADSs”) (when expressed in terms of the underlying ordinary shares) for the period described in Item 4.A in the United States was 300,630 and 16,543,965 on a worldwide basis.

C.	The average daily trading volume of AWC’s ordinary shares and ADSs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the period described in Item 4.A was 1.82%.

D.	AWC’s ADSs were delisted from the New York Stock Exchange (the “NYSE”) on February 28, 2014. As of that date, the average daily trading volume of AWC’s ordinary shares and ADSs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the preceding 12-month period was 5.75%.

E.	AWC has not terminated a sponsored American depositary receipt (ADR) facility regarding the subject class of securities.

F.

Source	Jurisdiction	Explanation
Bloomberg L.P.	United States

To obtain AWC trading volume information on the New York Stock Exchange and the OTC Market. AWC believes that the Bloomberg L.P. US securities market information service is a reliable source of trading volume information for AWC’s ADR facility in the United States.

OTC Markets	United States	AWC also obtained AWC US trading volume information from OTC Markets to cross-check the information received from Bloomberg L.P. AWC believes that the OTC Markets information is a reliable source of trading volume information with respect to AWC’s ADR facility.
IRESS	Australian Securities Exchange, Australia	To obtain AWC trading volume information on the Australian Securities Exchange. AWC believes that IRESS, is a reliable source of trading volume information for the Australian Securities Exchange. AWC also obtained trading volume information on the Australian Securities Exchange from Bloomberg L.P., to cross-check the information received from IRESS. AWC believes that the Bloomberg L.P. market information service is a reliable source of trading volume information.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	AWC is publishing simultaneously with the filing of this Form 15F a notice disclosing its intent to deregister and terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

B.	AWC disseminated such notice in the United States by means of a news release, which was distributed by via wire services including Dow Jones, Bloomberg and Retuers in the United States. A copy of the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

AWC will publish any information required under Rule 12g3-2(b)(1)(iii) on its website at http://www.aluminalimited.com.

PART III

Item 10. Exhibits

Exhibit 99.1	Press release dated March 4, 2015: Alumina Limited to file Form 15F to deregister in the United States under the Securities Exchange Act of 1934

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Alumina Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Alumina Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ALUMINA LIMITED

By:	/s/ Stephen Foster
	Name:	Stephen Foster
	Title:	Company Secretary
	Date:	March 4, 2015